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                                                                     EXHIBIT 12

FOR IMMEDIATE RELEASE                                         SEPTEMBER 9, 1996

                   WAITING PERIOD OVER FOR SEARS ACQUISITION
                       OF ORCHARD SUPPLY HARDWARE STORES

  HOFFMAN ESTATES, ILL. AND SAN JOSE, CALIF.--Sears, Roebuck and Co. and Orchard Supply Hardware Stores Corporation jointly announced today that the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act has expired with respect to the Merger Agreement dated as of August 14, 1996 among Sears, Orchard, and Grove Acquisition Corp., a subsidiary of Sears. Approximately 1,055,198 shares of common stock of Orchard have been tendered as of September 6, 1996, pursuant to Sears previously-announced tender offer for all outstanding shares of Orchard common stock.

  Orchard Supply Hardware Stores Corporation [NYSE: ORH], through its 61 hardware superstores in California, specializes in serving the needs of the "fix-it" homeowner focused on repair and maintenance projects.

  Sears, Roebuck and Co. [NYSE: S] owns and operates more than 2,300 department and specialty stores in the U.S., including HomeLife furniture, Sears Hardware, and automotive parts and tire outlets.